Exhibit 99.1

INVESTOR CONTACT: Diana Downey Investor Relations +1 832-445-3865

Orion Engineered Carbons S.A. Announces
First Quarter 2018 Financial Results
Effective with this quarter and going forward the Company’s reporting currency is in U.S. dollars

First Quarter 2018 Year over Year Highlights

•	Volumes increased by 4.0% to 286.1 kmt compared to 275.1 kmt in the first quarter of 2017 with increases in 3.1% in Specialty and 4.3% in Rubber

•	Revenue increased by $82.6 million to $406.7 million compared to the first quarter of 2017

•	Profit (Net Income) of $24.2 million increased by $7.4 million from $16.8 million in first quarter of 2017 and accordingly Basic EPS increased by $0.13 to $0.41

•	Adjusted EBITDA[1] increased $13.4 million or 21.4% to a record $76.0 million, while Adjusted EPS[1] increased $0.14 to $0.52

•	Specialty Carbon Black Adjusted EBITDA increased by $6.1 million to $40.3 million

•	Rubber Carbon Black Adjusted EBITDA increased by $7.3 million to $35.7 million

•	Dividend payments increased 10% or $0.02 per share to $0.20 per share
Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg – May 17, 2018 - Orion Engineered Carbons S.A. (“Orion” or the “Company”) (NYSE: OEC), a worldwide supplier of specialty and high-performance carbon black, today announced results for its first quarter of 2018.
“We are very pleased with our strong start to the year. Our markets have strengthened worldwide and helped drive revenue up by 25.5% with gains in both Specialty and Rubber volumes. The stronger markets also supported price increases in both segments. While foreign exchange rates also favored revenue, the fundamentals of volume growth with stronger pricing were apparent in this good start to the year. As a result, our Adjusted EBITDA reached a quarterly record of $76 million,” said Jack Clem, Orion’s Chief Executive Officer.
“In Specialties, we were successful in our efforts to recapture margin pressured last year by a sharp rise in feedstock costs. Base prices were raised across all segments and regions and certain markets with lower margins were scaled back to support a shift to higher margin production. The result was a strong recovery in gross profit per ton which grew sequentially from $661 to $781 and on a year over year basis was up by $91 per ton aided also by a favorable foreign exchange. In Rubber we entered the year optimistic about demand and better pricing resulting from customer agreements concluded in the fourth quarter of last year. This proved to be justified as our production

1) See below for a reconciliation of non-IFRS financial measures to the most directly comparable IFRS measures network was pushed to near capacity and better pricing was indeed achieved, helped in part by a continued strong performance by our facility in China which managed to have a record quarter in spite of the challenges of a quite volatile feedstock market,” added Mr. Clem.
“During the quarter we continued shifting our portfolio to higher value products by realigning capacity in our global production network, rationalizing some grades to devote our capacity to stronger margin products. We remain on track to complete the full realignment of the South Korean production footprint in the second quarter of this year. Capital expenditures are coming in on budget, the closure of the smaller plant is on schedule and the sale of the real estate in the suburb of Seoul is ahead of schedule with a price that is in line with expectations. We have begun work on the new Specialty line at our facility in Italy and it is on schedule to begin production in the fourth quarter of 2019. These capacity and mix realignment initiatives, carefully calibrated pricing and improving demand/supply dynamics position us to take full advantage of improving global economic conditions. We took advantage of a favorable interest rate environment to again successfully reprice our long term debt package and to convert our U.S. dollar debt to euros to better match our cash flows as a U.S. dollar reporting entity. The result was a saving of a very meaningful 8 cents per share. This has been a very successful start to 2018,” concluded Mr. Clem.

First Quarter 2018 Overview

ORION ENGINEERED CARBONS
	Q1 2018	Q1 2017	Y-o-Y Comparison
Volume (kmt)	286.1	275.1	4.0%
Revenue ($/Millions)	406.7	324.1	25.5%
Contribution Margin ($/Millions)	150.2	129.9	15.6%
Contribution Margin per Metric Ton ($)	524.8	472.2	11.1%
Operating Result/EBIT ($/Millions)	45.3	37.0	22.5%
Adjusted EBITDA ($/Millions)	76.0	62.6	21.4%
Profit or Loss for the Period/Net Income ($/Millions)	24.2	16.8	44.1%
Basic EPS ($) (1)	0.41	0.28	0.13
Adjusted EPS ($) (2)	0.52	0.38	0.14
Notes:

(1)	Basic EPS calculated using profit for the period (Net Income) and weighted number of shares outstanding.

(2)
Adjusted EPS is defined as profit or loss for the period adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, certain other items (such as amortization expenses related to intangible assets acquired from our predecessor and foreign currency revaluation impacts) and assumed taxes, divided by the weighted number of shares outstanding during the periods. Change in Adjusted EPS are primarily associated with increased Basic EPS.

Total volumes increased by 4.0% or 11.0 kmt to 286.1 kmt in the first quarter of 2018 compared to 275.1 kmt in the first quarter of 2017. This 4.0% increase reflected stronger volumes in both segments particularly within the Europe, South Korea and China regions.
Revenues increased by $82.6 million, or 25.5%, to $406.7 million in the first quarter of 2018 from $324.1 million in the first quarter of 2017, primarily due to positive foreign exchange rate translation impacts, the pass through of higher feedstock costs, increased volumes and increases in the base selling prices.

Contribution Margin increased strongly by $20.3 million, or 15.6%, to $150.2 million in the first quarter of 2018 from $129.9 million in the first quarter of 2017, primarily driven by positive foreign exchange rate translation impacts, strong volume growth, as well as price and product mix.
The operating result also increased strongly by $8.3 million, or 22.5% to $45.3 million in the first quarter of 2018 from $37.0 million in the first quarter of 2017, reflecting the increase in contribution margin.
The strong increase in Adjusted EBITDA of $13.4 million, or 21.4%, to $76.0 million in first quarter of 2018 compared to $62.6 million in the first quarter of 2017 reflected the increases in Contribution Margin, partially offset by negative foreign exchange rate translation impacts associated with our fixed cost base.
As a result, net income for the first quarter of 2018 increased by $7.4 million, or 44.1%, to $24.2 million as compared to $16.8 million in the first quarter of 2017.
Quarterly Business Results

SPECIALTY CARBON BLACK
	Q1 2018	Q1 2017	Y-o-Y Comparison
Volume (kmt)	69.1	67.0	3.1%
Revenue ($/Millions)	141.7	116.1	22.0%
Gross Profit ($/Millions)	54.0	46.2	16.8%
Gross Profit/metric ton ($)	781.2	689.8	13.3%
Adjusted EBITDA ($/Millions)	40.3	34.2	17.8%
Adjusted EBITDA/metric ton ($)	583.8	510.7	14.3%
Adjusted EBITDA Margin	28.5%	29.5%	(100)bps
Volume for the Specialty Carbon Black business increased by 3.1% to 69.1 kmt in the first quarter of 2018 from 67.0 kmt in the first quarter of 2017, reflecting general market growth and some rationalization of capacity to higher margin grades.
Revenue of the Specialty business increased by $25.6 million, or 22.0%, to $141.7 million in the first quarter of 2018 from $116.1 million in the first quarter of 2017, primarily associated with positive foreign exchange rate translation impacts, increased product base prices and product mix, as well as increased volumes.
Gross Profit increased by $7.8 million, or 16.8%, to $54.0 million in the first quarter of 2018 from $46.2 million in the first quarter of 2017, primarily reflecting positive foreign exchange rate translation impacts, the increase in sales volumes and improved mix. As a result Gross Profit per metric ton increased significantly by 13.2% to $781 in the first quarter of 2018 from $690 in the first quarter of 2017. Sequentially, Gross Profit per ton was up 18% from the fourth quarter of 2017 which had felt the full impact of rising feedstock costs.
Consistent with Gross Profit development, Adjusted EBITDA increased by $6.1 million, or 17.8%, to $40.3 million in the first quarter of 2018 from $34.2 million in the first quarter of 2017. Adjusted EBITDA margin was 28.5% in the first quarter of 2018 compared to 29.5% in the first quarter of 2017, which reflects the pass through of higher feedstock prices impacting reported revenues, as well as some continuing delay in recovering feedstock costs.

RUBBER CARBON BLACK
	Q1 2018	Q1 2017	Y-o-Y Comparison
Volume (kmt)	217.0	208.1	4.3%
Revenue ($/Millions)	265.0	208.0	27.4%
Gross Profit ($/Millions)	58.4	49.3	18.5%
Gross Profit/metric ton ($)	269.2	236.9	13.6%
Adjusted EBITDA ($/Millions)	35.7	28.4	25.6%
Adjusted EBITDA/metric ton ($)	164.3	136.4	20.4%
Adjusted EBITDA Margin	13.5%	13.7%	(20)bps
Industry demand for Rubber Carbon Black remained strong in the first quarter of 2018 contributing to an increase in sales volume of 4.3% to 217.0 kmt in the first quarter of 2018 compared to 208.1 kmt in the first quarter of 2017. This increase in volume was associated with increased volumes in Europe, South Korea and China, while the restriction of capacity of standard Rubber grade products impacted volume development in the U.S.
Revenue increased by $57.0 million, or 27.4%, to $265.0 million in the first quarter of 2018 from $208.0 million in the first quarter of 2017, primarily due to the pass through of higher cost of feedstock to customers with index-pricing agreements, positive foreign exchange rate translation effects, increased sales volumes and base price improvements.
Gross Profit increased by $9.1 million, or 18.5%, to $58.4 million in the first quarter of 2018 from $49.3 million in the first quarter of 2017. This Gross Profit increase was primarily due to positive foreign exchange rate translation effects, increased contract base prices, higher sales volume, improved mix and the impact of improved cogeneration income resulting from a higher energy pricing environment. Accordingly, Gross Profit per metric ton increased by 13.6% to $269.20 in the first quarter of 2018 from $236.90 in the first quarter of 2017.
Adjusted EBITDA increased by $7.3 million, or 25.6% to $35.7 million in the first quarter of 2018 from $28.4 million in the first quarter of 2017, primarily reflecting the development of Gross Profit.
Adjusted EBITDA margin was 13.5% in the first quarter of 2018 as compared to 13.7% in the first quarter of 2017 as the pass through of higher feedstock prices impacted reported revenues.
Balance Sheet and Cash Flow
As of March 31, 2018, the Company had cash and cash equivalents of $59.7 million a decrease of $12.6 million from December 31, 2017 driven by increases in working capital associated with recent increases in feedstock prices.

The Company’s reported non-current indebtedness as of March 31, 2018 was $699.9 million, composed of the non-current portion of term loan liabilities of $682.8 million ($684.6 million gross term loan liabilities reduced by capitalized transaction costs of $1.8 million), plus local non-current bank loans of $12.6 million and non-current debt from financial derivatives of $4.5 million.

Our net cash at March 31, 2018 totaled $45.3 million, composed of cash and cash equivalents of $59.7 million, less short term bank liabilities of $5.9 million and less the current portion of term loan liabilities of $8.5 million. Accordingly, net indebtedness was $651.8 million, composed of gross term loan liabilities of $684.6 million, plus local bank loans of $12.6 million and less net cash of $45.3 mi llion. This represents a LTM Adjusted EBITDA multiple of 2.41 times, compared to a U.S. dollar like-to-like multiple of 2.43 times at the end of last quarter (on a US Dollar basis). Capitalized transaction costs as well as non-current debt from financial derivatives are disregarded in computing net indebtedness under our lending agreements.
Cash inflows from operating activities in the first quarter of 2018 amounted to $27.2 million and include cash uses of net working capital of $36.2 million compared to a net working capital use of $24.6 million in first quarter of 2017 and consist of a consolidated profit for the period of $24.2 million, adjusted for depreciation and amortization of $24.8 million and the exclusion of finance costs, net of $8.1 million affecting net income. Net working capital totaled $274.2 million as of March 31, 2018, compared to $224.0 million as of December 31, 2017, reflecting the impact of higher feedstock prices as well as foreign exchange rate translation effects.
Cash outflows from investing activities in the first quarter of 2018 amounted to $25.9 million, and comprised expenditures for improvements primarily in the manufacturing network throughout the production system including further investments to conclude the consolidation of our South Korean plant network, which continues to be on track and is expected to be largely completed by the end of the second quarter of this year.
Cash outflows for financing activities in the first quarter of 2018 consisted primarily of a dividend payment totaling $11.9 million, which increased by $1.1 million, or 10.0%, $0.02 per share increase over the dividend paid in the first quarter of 2017.

2018 Full Year Outlook
“After this strong start we see little reason we cannot continue our first quarter’s operational momentum. Based on the strengthened markets and the success of our initiatives, along with the positive impact of foreign exchange on our financial results in the quarter, we are increasing our outlook for full year Adjusted EBITDA to between $280 million and $300 million, based on the assumptions that volume growth will be in line with current GDP expectations and that oil prices, feedstock and importantly exchange rate impacts will stay at levels seen during the first quarter of 2018," stated Mr. Clem.

Other guidance metrics for 2018 include shares outstanding of 59.7 million reflecting the vesting of part of the long term incentive program for senior management, an underlying tax rate of 32%-33% on pre-tax income, and capital expenditures reflecting an operating run rate consistent with the past of approximately $100 million before expenditures associated with the consolidation of the Company’s plants in South Korea and EPA related capex. Depreciation is estimated to be approximately $75 million, and amortization is estimated to be approximately $25 million (including amortization of acquired intangibles of about $16 million) in 2018.

Recent Developments
In April 2018, our lenders agreed to reprice Orion's euro- and U.S. dollar-denominated Term Loan B debt which totaled $693.1 million as of March 31, 2018. The repricing on the U.S. dollar tranche reflects a 50 basis point reduction on margin from 2.50% to 2.00%, whereas on the euro tranche there is a 25 basis point reduction on margin from 2.50% to 2.25%. This repricing, which became effective on May 8, 2018 will reduce Orion’s current yearly costs of debt service by approximately $2.4 million or $0.03 per share.
Additionally, the Company swapped the U.S. dollar-denominated portion of its Term Loan B debt into euros. This swap transaction impacts both principal and interest payments associated with debt service and will result in a further annual interest cost savings of $4.7 million or $0.05 per share over and above the interest savings achieved by the recent repricing. An important driver of this transaction is the better alignment of group cash flows with the new U.S. dollar group reporting currency.
Consistent with the progress made on our Korean production network consolidation, on May 11, 2018 our Korean subsidiary entered in to a transaction to transfer the ownership of our plant site in Seoul, South Korea in exchange for net cash proceeds totaling approximately $50 million (before considering an associated capital gains tax payment of some $10 million) after taking into account certain remediation costs for which the Company will continue to be responsible.

Conference Call
As previously announced, Orion will hold a conference call tomorrow, Friday, May 18th, 2018, at 8:30 a.m. (EST). The dial-in details for the live conference call are as follow:

U.S. Toll Free:	1-877-407-4018
International:	1-201-689-8471
U.K. Toll Free:	0 800 756 3429
Germany Toll Free:	0 800 182 0040
Luxembourg Toll Free:	800 28 522
Luxembourg Local:	352 2786 0689
A replay of the conference call may be accessed by phone at the following numbers through June 1st, 2018:

U.S. Toll Free:	1-844-512-2921
International:	1-412-317-6671
Conference ID:	13678535
Additionally, an archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at: www.orioncarbons.com.
To learn more about Orion, visit the Company’s website at www.orioncarbons.com. Orion uses its website as a channel of distribution for material Company information. Financial and other material information regarding Orion is routinely posted on the Company’s website and is readily accessible.

About Orion Engineered Carbons
Orion is a worldwide supplier of Carbon Black. We produce high-performance as well as standard Gas Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Specialty Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, textile fibers, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. Orion has 14 global production sites and four Technology Centers with 1,430 employees. For more information visit our website www.orioncarbons.com.

Forward Looking Statements
This document contains certain forward-looking statements with respect to our financial condition, results of operations and business, including those in the “2018 Full Year Outlook” and “Quarterly Business Results” sections above. These statements constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements concerning the potential exposure to market risks, statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions and statements that are not limited to statements of historical or present facts or conditions. Some of these statements can be identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “could,” “should,” “may,” “plan,” “project,” “predict” and similar expressions. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include those factors detailed under the captions “Note Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2017 and in Note 10 to our audited consolidated financial statements regarding contingent liabilities, including litigation. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement - including those in the “2018 Full Year Outlook” and “Quarterly Business Results” sections above - as a result of new information, future events or other information, other than as required by applicable law.

U.S. Dollar Reporting
This quarter marks the first time we are reporting our results in U.S. dollars rather than Euro. As noted previously, we also plan to convert our financial statements from IFRS to U.S. GAAP, effective by the end of 2018. We believe both the switch to U.S. dollar reporting and the anticipated adoption of U.S. GAAP will benefit investors by allowing more direct comparisons between our results and those of some of our peers. These measures are also among the conditions for inclusion of our stock in certain U.S. equity indices, which may lead to additional demand for Orion's stock from index funds and index-driven investors. Some indices have additional requirements for inclusion. We are analyzing the feasibility of meeting such requirements and the associated costs and issues raised thereby, including those relating to the tax position of Orion and other members of the group. This analysis is ongoing and we can give no assurances regarding the outcome.

Reconciliation of Non-IFRS Financial Measures
In this release we refer to Adjusted EBITDA, Contribution Margin and Adjusted EPS, which are financial measures that have not been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) or the accounting standards of any other jurisdiction and may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA is defined as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on the performance of our underlying core business. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, you should consider Adjusted EBITDA alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period.
Contribution Margin is calculated by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin and Contribution Margin per Metric Ton are useful because we see these measures as indicating the portion of revenue that is not consumed by such variable costs and therefore contributes to the coverage of all other costs and profits.
Adjusted EPS is defined as profit or loss for the period adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, certain other items (such as amortization expenses related to intangible assets acquired from our predecessor and foreign currency revaluation impacts) and assumed taxes, divided by the weighted number of shares outstanding during the periods. Adjusted EPS provides guidance with respect to our underlying business performance without regard to the effects of (a) foreign currency fluctuations, (b) the amortization of intangible assets which other companies may record as goodwill having an indefinite lifetime and thus no amortization and (c) our start-up and initial public offering costs. Other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Adjusted EPS.

Interim condensed consolidated income statements
of Orion Engineered Carbons S.A. for the three months ended March 31, 2018 and 2017 - unaudited

	Three Months Ended Mar 31, 2018	Three Months Ended Mar 31, 2017
	In $ k	In $ k
Revenue	406,699	324,065
Cost of sales	(294,296)	(228,527)

Gross profit	112,403	95,538

Selling expenses	(37,868)	(30,745)
Research and development costs	(5,061)	(4,188)
General and administrative expenses	(21,043)	(20,137)
Other operating income	163	147
Other operating expenses	(1,995)	(3,193)
Restructuring expenses	(1,266)	(403)

Operating result (EBIT)	45,333	37,019

Finance income	12,569	8,340
Finance costs	(20,659)	(18,710)
Share of profit or loss of joint ventures	149	129

Financial result	(7,941)	(10,241)

Profit before income taxes	37,392	26,778

Income taxes	(13,164)	(9,963)

Profit for the period	24,228	16,815
Earnings per Share ($ per share), basic	0.41	0.28
Weighted average number of ordinary shares (in thousands)	59,320	59,320
Earnings per Share ($ per share), diluted	0.40	0.28
Weighted average number of diluted ordinary shares (in thousands)	60,926	60,465

Interim condensed consolidated statement of financial position of Orion Engineered Carbons S.A. as at March 31, 2018 and December 31, 2017 – unaudited

	Mar 31, 2018	Dec 31, 2017
A S S E T S	In $ k	In $ k
Non-current assets
Goodwill	59,772	58,180
Other intangible assets	68,465	70,722
Property, plant and equipment	460,497	462,129
Investment in joint ventures	5,887	5,585
Other financial assets	3,807	3,564
Other assets	3,617	3,883
Deferred tax assets	46,330	43,546
	648,375	647,609
Current assets
Inventories	161,466	159,334
Trade receivables	285,824	234,273
Other financial assets	3,636	3,890
Other assets	28,882	35,038
Income tax receivables	15,217	16,377
Cash and cash equivalents	59,714	72,284
	554,739	521,196
	1,203,114	1,168,805

	Mar 31, 2018	Dec 31, 2017
E Q U I T Y A N D L I A B I L I T I E S	In $ k	In $ k
Equity
Subscribed capital	83,770	83,770
Treasury shares	(3,773)	(3,773)
Reserves	(566)	(55,403)
Profit or loss for the period	24,228	75,262
	103,659	99,856
Non-current liabilities
Pension provisions	68,499	65,390
Other provisions	12,943	13,344
Financial liabilities	699,897	680,699
Other liabilities	40	6
Deferred tax liabilities	24,103	25,121
	805,482	784,560
Current liabilities
Other provisions	47,398	59,471
Liabilities to banks	5,921	—
Trade payables	173,125	169,624
Other financial liabilities	8,758	7,013
Income tax liabilities	23,856	15,539
Other liabilities	34,915	32,742
	293,973	284,389
	1,203,114	1,168,805

Interim condensed consolidated statements of cash flows of
Orion Engineered Carbons S.A. for the three months ended March 31, 2018 and 2017 – unaudited

	Three Months Ended Mar 31, 2018	Three Months Ended Mar 31, 2017
	In $ k	In $ k
Profit for the period	24,228	16,815

Income taxes	13,164	9,963

Profit before income taxes	37,392	26,778

Depreciation and amortization of intangible assets and property, plant and equipment	24,790	22,242
Other non-cash expenses	3,532	2,019
(Increase) in trade receivables	(48,104)	(16,472)
(Increase) in inventories	(11)	(12,659)
Increase in trade payables	11,958	4,510
Decrease in provisions	(13,872)	(19,897)
Increase in other assets and liabilities that cannot be allocated to investing or financing activities	7,023	5,164
Finance income	(12,569)	(8,340)
Finance costs	20,659	18,710
Cash paid for income taxes	(3,581)	(3,483)

Cash flows from operating activities	27,217	18,572

Cash paid for the acquisition of intangible assets and property, plant and equipment	(25,930)	(18,298)

Cash flows from investing activities	(25,930)	(18,298)

Repayments of borrowings	(2,134)	(22,674)
Cash inflows related to current financial liabilities	5,073	6,135
Cash outflows related to current financial liabilities	—	—
Interest and similar expenses paid	(10,028)	(6,515)
Interest and similar income received	4,120	1,750
Dividends paid to shareholders	(11,864)	(10,786)

Cash flows from financing activities	(14,833)	(32,090)

Change in cash	(13,546)	(31,816)

Change in cash resulting from exchange rate differences	976	2,416
Cash and cash equivalents at the beginning of the period	72,284	77,906

Cash and cash equivalents at the end of the period	59,714	48,506

Reconciliation of profit or loss	Three Months Ended Mar 31,
in $ k	2018	2017

Profit for the period	24,228	16,815
Income taxes	13,164	9,963
Finance costs	20,659	18,710
Share of profit of joint ventures	(149)	(129)
Other finance income	(12,569)	(8,340)
Earnings before taxes and finance income/costs (operating result (EBIT))	45,333	37,019
Depreciation, amortization and impairment of intangible assets and property, plant and equipment	24,790	22,242
EBITDA	70,123	59,261
Share of profit of joint venture	149	129
Restructuring expenses	1,266	403
Consulting fees related to Group strategy (1)	884	239
Long Term Incentive Plan	3,100	1,600
Other adjustments (2)	470	987
Adjusted EBITDA	75,992	62,619

(1)    Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies.
(2) Other adjustments in the three months ended March 31, 2017 primarily relate to costs in association with our EPA enforcement action of USD 1.0 million.

Adjusted EPS Reconciliation

Adjusted EPS	Three Months Ended Mar 31,
in $ k	2018	2017
Profit for the period	24,228	16,815
Add back long term incentive plan (LTIP)	3,100	1,600
Add back consulting fees, restructuring expenses and other adjustments	2,620	1,629
Add back segment impairment	—	—
Add back amortization of acquired intangible assets	4,002	3,480
Add back foreign exchange rate impacts to financial result	399	863
Amortization of transaction costs	203	786
Release of transaction costs due to repayment	—	414
Tax effect on add back items at 35% estimated tax rate	(3,613)	(3,070)
Adjusted profit or loss for the period	30,938	22,517
Adjusted EPS (1)	0.52	0.38

Total add back items	6,710	5,702

Impact add back items per share	0.11	0.10
+ Earnings per Share ($ per share), basic	0.41	0.28
= Adjusted EPS (1)	0.52	0.38
(1) Based upon weighted number of shares outstanding, which was 59,320k for the three months ended March 31, 2018 and for the three months ended March 31, 2017, respectively.